UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

PolyMet Mining Corp.

 (Name of Issuer)

Common Shares, without par value

 (Title of Class of Securities)

731916102

 (CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,068,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,068,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,068,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore International AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,068,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,068,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,068,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14	TYPE OF REPORTING PERSON CO; HC

CUSIP No. 731916102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Glencore AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZEN OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,068,598
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,068,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,068,598
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 12 (this “Amendment No. 12”) amends and restates the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by Glencore Holding AG, Glencore International AG and Glencore AG on November 10, 2008, and amended by Amendment No. 1 thereto filed on December 24, 2008, Amendment No. 2 thereto filed on June 22, 2009, Amendment No. 3 thereto filed on September 4, 2009, Amendment No. 4 thereto filed on November 3, 2009, Amendment No. 5 thereto filed on November 23, 2009, Amendment No. 6 thereto filed on January 27, 2010, Amendment No. 7 thereto filed on November 15, 2010, Amendment No. 8 thereto filed on June 2, 2011 (which amendment removed Glencore Holding AG as a Reporting Person and added Glencore International plc as a Reporting Person), Amendment No. 9 thereto filed on July 15, 2011, Amendment No. 10 thereto filed on December 6, 2011 and Amendment No. 11 thereto filed on October 16, 2012 (as so amended, the “Statement”) relating to the common shares, no par value (“Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Issuer”). This Amendment No. 12 reflects changes to Items 1, 3, 5, 6 and 7 of the Statement.

Item 1 Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. The Issuer’s principal executive office is located at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario Canada M5X 1C7.

Item 2 Identity and Background

This Schedule 13D is being filed by (a) Glencore International plc (“Glencore plc”), (b) Glencore International AG (“Glencore International”) and (c) Glencore AG (collectively, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland.

Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and on the Hong Kong Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of commodities, with worldwide activities in the marketing of metals and minerals, energy products and agricultural products and the production, refinement, processing, storage and transport of these products. Each of the Reporting Persons other than Glencore plc is a direct or indirect wholly-owned subsidiary of Glencore plc. Glencore AG is a direct wholly-owned subsidiary of Glencore International.

The address of the principal business and office of each of the Reporting Persons is Baarermattstrasse 3, CH-6341 Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule 1 hereto (the “Schedule 1 Persons”), which Schedule 1 is incorporated herein by reference.

During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 31, 2008, Glencore AG, the Issuer and the Issuer’s wholly owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (the “Issuer Subsidiary”), entered into a purchase agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, a letter agreement (“Amendment No. 3”), dated as of December 19, 2008, a letter agreement (“Amendment No. 4”), dated as of January 30, 2009, a letter agreement (“Amendment No. 5”), dated as of February 24, 2009, a letter agreement (“Amendment No. 6”), dated as of March 30, 2009, a letter agreement (“Amendment No. 7”), dated as of April 28, 2009, a letter agreement (“Amendment No. 8”), dated as of June 4, 2009, a letter agreement (“Amendment No. 9”), dated as of August 31, 2009, a letter agreement (“Amendment No. 10”), dated as of October 20, 2009, and a letter agreement (“Amendment No. 11”), dated as of November 16, 2009 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provided for, among other things, Glencore AG’s purchase of up to US$50,000,000 in aggregate principal amount of floating rate secured debentures due September 30, 2011 issued by the Issuer Subsidiary (collectively, the “Debentures”).

The initial closing of the transactions contemplated by the Original Purchase Agreement occurred on October 31, 2008. At the initial closing, the Issuer Subsidiary issued to Glencore AG an initial tranche of US$7,500,000 of the Debentures (the “Tranche A Debenture”). Subsequently, the Issuer Subsidiary issued to Glencore AG a second tranche of US$7,500,000 of the Debentures (the “Tranche B Debenture”) on December 22, 2008, a third tranche of US$5,000,000 of the Debentures (the “Tranche C Debenture”) on June 17, 2009 and a fourth tranche of US$5,000,000 of the Debentures (the “Tranche D Debenture”) on August 31, 2009. The Original Purchase Agreement had also provided for a fifth tranche of US$25,000,000 of the Debentures (the “Tranche E Debenture”) to be issued to Glencore AG upon the satisfaction of additional closing conditions set forth in the Original Purchase Agreement.

The Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture bear interest at a rate equal to the 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of such Debentures. On or before September 30, 2009, the Issuer was able to elect in which form to make the interest payments; thereafter, Glencore AG may make such election. As of March 31, 2013, approximately US$5,751,134 of interest had been added to the principal amount of such Debentures. The Issuer has guaranteed the Issuer Subsidiary’s obligations under such Debentures pursuant to a Parent Guarantee (the “Parent Guarantee”), dated as of October 31, 2008. The Issuer Subsidiary’s obligations under such Debentures are secured by (i) the assets of the Issuer pursuant to a security agreement (the “Issuer Security Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG, (ii) the assets of the Issuer Subsidiary pursuant to a security agreement (the “Issuer Subsidiary Security Agreement”), dated as of October 31, 2008, between the Issuer Subsidiary and Glencore AG, and (iii) a security interest in the Issuer’s equity interest in the Issuer Subsidiary pursuant to a pledge agreement (the “Pledge Agreement”), dated as of October 31, 2008, between the Issuer and Glencore AG.

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG an exchange warrant pursuant to which the Debentures were exchangeable into Common Shares at any time at an exchange rate of US$4.00 per Common Share for the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture, and an exchange rate of US$2.65 per Common Share for the Tranche E Debenture (the “Original Exchange Warrant”).

In connection with the Original Purchase Agreement, on October 31, 2008, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 6,250,000 Common Shares at an exercise price of US$3.00 per Common Share (the “2008 Purchase Warrant”).

Concurrently with the issuance of the Tranche A Debenture and the 2008 Purchase Warrant, the Issuer and Glencore AG entered into a Registration Rights Agreement (the “2008 Registration Rights Agreement”). The 2008 Registration Rights Agreement granted Glencore AG demand and piggyback registration rights with respect to Common Shares issuable upon exercise of the Original Exchange Warrant and/or exercise of the 2008 Purchase Warrant.

Pursuant to a subscription agreement, dated as of November 17, 2009, between Glencore AG and the Issuer (the “First 2009 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, 3,773,585 Common Shares for an aggregate purchase price of US$10,000,000.25 (or US$2.65 per Common Share). Pursuant to another subscription agreement, dated as of November 23, 2009, between Glencore AG and the Issuer (the “Second 2009 Subscription Agreement”), on January 26, 2010, Glencore AG acquired from the Issuer, on a private placement basis, 5,660,377 Common Shares for an aggregate purchase price of US$14,999,999.05 (or US$2.65 per Common Share).

The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture, the Tranche D Debenture, the Parent Guarantee, the Issuer Security Agreement, the Issuer Subsidiary Security Agreement, the Pledge Agreement, the Original Exchange Warrant, the 2008 Purchase Warrant, the 2008 Registration Rights Agreement, the First 2009 Subscription Agreement and the Second 2009 Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and documents, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

On November 12, 2010, the Issuer, the Issuer Subsidiary and Glencore AG entered into an amendment and waiver agreement (the “2010 Amendment and Waiver”) pursuant to which the parties agreed, among other things, to:

•	terminate and discharge the Issuer Subsidiary’s obligation to issue, and Glencore AG’s obligation to purchase, the Tranche E Debenture;

•	extend the maturity date for each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture from September 30, 2011 to September 30, 2012;

•	extend the expiration date of the Original Exchange Warrant from September 30, 2011 to September 30, 2012; and

•	cancel the 2008 Purchase Warrant and cause the Issuer to issue to Glencore a new warrant to purchase up to 3,000,000 Common Shares at an exercise price of US$2.00 per share.

On November 12, 2010, as contemplated by the 2010 Amendment and Waiver, the Issuer issued to Glencore AG a purchase warrant entitling Glencore AG to purchase 3,000,000 Common Shares at an exercise price of US$2.00 per Common Share until December 31, 2015 (the “2010 Purchase Warrant”).

In accordance with the terms of the 2010 Amendment and Waiver, the Issuer and Glencore AG also entered into a registration rights agreement, dated as of November 12, 2010 (the “2010 Registration Rights Agreement”), pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to all Common Shares held by Glencore AG, including any Common Shares issuable upon exercise of the 2010 Purchase Warrant and/or exercise of the Original Exchange Warrant. The 2010 Registration Rights Agreement provides that the Issuer must effect an unlimited number of demand registration rights if holders of at least fifty percent (50%) of such registrable securities demand the registration of Common Shares covering at least twenty-five percent (25%) of the outstanding amount of such registrable securities (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed US$5,000,000); provided, however, the Issuer is not obligated to effect (i) a registration covering the sale of Common Shares for an aggregate public offering price of less than US$5,000,000, (ii) more than two such registrations in any twelve-month period or (iii) any registration at a time when it is keeping three such registration statements effective.

Concurrently, Glencore AG and the Issuer entered into a Subscription Agreement, dated as of November 12, 2010 (the “2010 Subscription Agreement”), pursuant to which Glencore AG agreed to purchase from the Issuer, on a private placement basis, an aggregate of 15,000,000 Common Shares for a purchase price of US$2.00 per Common Share in three separate tranches of 5,000,000 Common Shares each.

On January 17, 2011, pursuant to the first tranche of the 2010 Subscription Agreement, Glencore AG acquired from the Issuer, on a private placement basis, 5,000,000 Common Shares for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG’s purchase of the remaining second and third tranches of the 2010 Subscription Agreement.

On July 15, 2011, pursuant to the second tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share). Concurrently, Glencore AG granted a waiver to the Issuer pursuant to which Glencore AG waived the application of certain covenants contained in the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to the secured loan provided by the Iron Range Resources and Rehabilitation Board to the Issuer Subsidiary that previously closed on June 28, 2011 (the “IRRRB Loan Waiver”).

On October 15, 2012, pursuant to the remaining third tranche of the 2010 Subscription Agreement, Glencore AG acquired an additional 5,000,000 Common Shares from the Issuer for an aggregate purchase price of US$10,000,000 (or US$2.00 per Common Share).

The foregoing summaries of the 2010 Amendment and Waiver, the 2010 Purchase Warrant, the 2010 Registration Rights Agreement, the 2010 Subscription Agreement and the IRRRB Loan Waiver do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

On July 15, 2011, Glencore AG acquired pursuant to a private transaction 9,200,547 Common Shares at a price of US$1.4233 per share. These shares were purchased from Cliffs Erie L.L.C. (“Cliffs”) in accordance with the Issuer’s right to arrange for a purchaser of the shares upon notice from Cliffs of its desire to sell the shares. The purchase was made pursuant to a share purchase agreement, which was previously filed with the SEC as an exhibit to the Statement, and is hereby incorporated herein by reference.

In connection with Glencore AG’s purchase from Cliffs, the Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG becoming the beneficial owner of more than 20% of the outstanding voting shares of the Issuer as a result of the purchases described above.

On December 6, 2011, pursuant to a subscription agreement, dated as of November 30, 2011, between Glencore AG and the Issuer (the “2011 Subscription Agreement”), Glencore AG acquired from the Issuer, on a private placement basis, an aggregate of 13,333,333 Common Shares and a warrant entitling Glencore AG to purchase up to an aggregate of 2,600,000 Common Shares at an exercise price of US$1.50 per Common Share until December 31, 2015 (the “2011 Purchase Warrant”) for an aggregate purchase price of US$19,999,999.50.

In connection with the 2011 Subscription Agreement, on December 6, 2011, an amendment and waiver agreement, dated as of November 30, 2011, among the Issuer, the Issuer Subsidiary and Glencore AG (the “2011 Amendment and Waiver”), became effective and amended, among other things:

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to extend the maturity date from September 30, 2012 to the earlier of (i) the date which is 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has received all permits required to commence construction of the NorthMet mine and Erie Plant facilities in St. Louis County, Minnesota in a form reasonably acceptable to Glencore AG (the “NorthMet Project”) and the senior construction financing for the NorthMet Project is made available to the Issuer and/or the Issuer Subsidiary in a form reasonably acceptable to Glencore AG (collectively, the “Construction Prerequisites”) and (ii) September 30, 2014;

•	each of the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture to prohibit the Issuer from redeeming such Debentures prior to the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites; and

•	the 2010 Purchase Warrant to reduce the exercise price from US$2.00 to US$1.50 per Common Share; and

•	the 2010 Purchase Warrant to include a mandatory exercise feature if the 20-day volume weighted average price of the Common Shares is equal to or greater than 150% of the exercise price and the Issuer provides notice to Glencore AG that it has obtained the Construction Prerequisites.

In addition, pursuant to the 2011 Amendment and Waiver, on December 6, 2011, the Issuer issued to Glencore AG an amended and restated exchange warrant that amends and restates the Original Exchange Warrant (the “Amended and Restated Exchange Warrant”). Pursuant to the Amended and Restated Exchange Warrant, the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture are exchangeable into Common Shares at an exchange rate of US$1.50 per Common Share for such Debentures at any time until the earlier of (i) the Issuer and/or the Issuer Subsidiary satisfying the Construction Prerequisites and (ii) September 30, 2014. The Amended and Restated Exchange Warrant further provides that the Issuer may, within 10 business days after the date on which the Issuer and/or the Issuer Subsidiary has satisfied the Construction Prerequisites, deliver a notice to Glencore AG requiring Glencore AG to exercise the Amended and Restated Exchange Warrant.

In addition, in connection with the 2011 Subscription Agreement and the 2011 Amendment and Waiver, on November 30, 2011, the Issuer and Glencore AG entered into a registration rights agreement and amendment to existing registration rights agreement (the “2011 Registration Rights Agreement”), pursuant to which (i) Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) was granted demand and piggyback registration rights with respect to the Common Shares issued under the 2011 Subscription Agreement and the Common Shares issuable upon exercise of the 2011 Purchase Warrant and (ii) the 2010 Registration Rights Agreement was amended so that the registrable securities covered by the 2010 Registration Rights Agreement include the Common Shares issuable upon exercise of the 2010 Purchase Warrant, as amended by the 2011 Amendment and Waiver, and the Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant.

The Issuer’s board of directors waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to the transactions contemplated by the 2011 Subscription Agreement and the 2011 Amendment and Waiver.

The foregoing summaries of the 2011 Subscription Agreement, the 2011 Purchase Warrant, the 2011 Amendment and Waiver, the Amended and Restated Exchange Warrant and the 2011 Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which were previously filed with the SEC as exhibits to the Statement, and are hereby incorporated herein by reference.

The source of funds for all of the purchases described above was working capital of the Reporting Persons. The Reporting Persons anticipate that the source of funds for any exercises of the 2010 Purchase Warrant and/or the 2011 Purchase Warrant will be working capital of the Reporting Persons.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. Depending on such evaluations, each Reporting Person may at any time and from time to time acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any acquisition or disposition of Common Shares by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the United States Securities Act of 1933, as amended. In the interest of maximizing shareholder value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Reporting Persons. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule 1 Persons may make the same evaluation and reserve the same rights.

Stephen Rowland, who is an employee of Glencore AG, is a member of the Issuer’s board of directors and currently serves on the Issuer’s audit and compensation committees. Pierre Vix, who is an employee of Glencore AG, is a member of the Issuer’s Technical Steering Committee.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons collectively own, directly or indirectly, 46,967,842 Common Shares. However, the Reporting Persons may be deemed to collectively have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of (i) 20,500,756 Common Shares issuable upon exercise of the Amended and Restated Exchange Warrant, (ii) an additional 3,000,000 Common Shares issuable upon exercise of the 2010 Purchase Warrant, and (iii) an additional 2,600,000 Common Shares issuable upon exercise of the 2011 Purchase Warrant. Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 73,068,598 Common Shares, representing 34.9% of the Issuer’s issued and outstanding Common Shares. The beneficial ownership percentages set forth herein assume that there are 209,350,838 Common Shares outstanding, which was calculated based on the sum of (i) 183,250,082 Common Shares outstanding as of April 10, 2013 as reported by the Issuer in its Registration Statement on Form F-10 filed with the SEC on April 10, 2013 and (ii) 26,100,756 Common Shares of which the Reporting Persons have the right to acquire within 60 days and therefore may be deemed to have direct or indirect “beneficial ownership” within the meaning of Rule 13d-3 under the Exchange Act. The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 73,068,598 Common Shares.

(c) Except as set forth in Item 3 and this Item 5 of the Statement, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule 1 Persons, has beneficial ownership of any other Common Shares, or has engaged in any other transaction during the past 60 days in any Common Shares.

On March 8, 2012, Mr. Stephen Rowland, who is a member of the Issuer’s board of directors and an employee of Glencore AG, was granted by the Issuer an option to purchase 250,000 Common Shares at an exercise price of US$1.19 per Common Share, for a term expiring on March 8, 2019.

(d) Not applicable.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 10, 2013, Glencore AG and the Issuer entered into a standby purchase agreement (the “Standby Purchase Agreement”) that contemplates an offering of rights (“Rights”) by the Issuer to holders of Common Shares to raise up to US$60,000,000 in gross proceeds (the “Rights Offering”), pursuant to which all shareholders of the Issuer (subject to applicable law) will receive one Right for every Common Share owned on the record date, which will be set seven trading days after the final prospectus for the Rights Offering is filed with the applicable securities regulatory authorities. In accordance with the rules of the Toronto Stock Exchange (the “TSX”), the subscription price (the “Rights Price”) for the Common Shares to be purchased upon exercise of the Rights will be a discount of not less than 20% to the US dollar equivalent of the 5-day volume weighted average price of the Common Shares on the TSX on the day the final prospectus is filed.

Pursuant to the Standby Purchase Agreement, Glencore AG has agreed, subject to certain conditions and limitations, to exercise its basic subscription privilege in full and to purchase any Common Shares offered under the Rights Offering that are not subscribed for by holders of the Rights.

Under the Standby Purchase Agreement, the maximum number of Common Shares to be acquired by Glencore AG (the “Standby Commitment”) shall be the lesser of such number of Common Shares:

•	calculated by dividing US$53.0 million by the Rights Price;

•	so that the total number of Common Shares acquired by Glencore AG under the Rights Offering and the Standby Purchase Agreement, together with the Common Shares currently held by Glencore AG, does not exceed 49.99% of the Issuer’s issued and outstanding Common Shares immediately following the completion of the Rights Offering and the issuance of shares under the Standby Commitment.

In consideration for the Standby Commitment, Glencore AG will receive a cash fee of approximately US$1.06 million, which is equal to 2% of the total Standby Commitment. The Issuer and Glencore AG have also agreed to enter into (i) certain corporate governance arrangements under which, effective January 1, 2014, Glencore AG may appoint that number of the directors of the Issuer which is proportionate to Glencore AG’s ownership of Common Shares (on a fully diluted basis), subject to certain limitations including that Glencore AG may not appoint more than 49% (rounding down) of the Issuer’s directors and (ii) a registration rights agreement pursuant to which Glencore AG (and any transferee of Common Shares to whom Glencore AG transfers its registration rights) will be granted demand and piggyback registration rights with respect to all Common Shares acquired by Glencore AG in connection with the Standby Purchase Agreement.

Glencore AG has waived its right of first refusal on material financings by the Issuer contained in the 2010 Subscription Agreement with respect to the Rights Offering. In addition, the Issuer’s board of directors has waived applicable provisions of the Issuer’s amended and restated shareholder rights plan agreement with respect to Glencore AG in connection with (i) the issuance of the Rights and Common Shares issuable upon exercise of the Rights under the Rights Offering and (ii) the Standby Purchase Agreement.

On April 10, 2013, Glencore AG, the Issuer and the Issuer Subsidiary entered into an amendment to the Purchase Agreement (the “Amendment No. 14 to Purchase Agreement”), pursuant to which Glencore AG agreed to lend US$20,000,000 to the Issuer Subsidiary through the purchase of an amended Tranche E Debenture from the Issuer Subsidiary (as amended, the “Amended Tranche E Debenture”). The Issuer Subsidiary issued the Amended Tranche E Debenture to Glencore AG on April 11, 2013. The Amended Tranche E Debenture is due on May 1, 2014, subject to mandatory repayment on closing of the Rights Offering, and carries a fixed interest rate of 4.721% per annum. The Amended Tranche E Debenture is not exchangeable into Common Shares, and interest on the Amended Tranche E Debenture is payable in cash only. The Amended Tranche E Debenture will be repaid with proceeds from the Rights Offering when completed. Pursuant to a confirmation of secured obligations agreement (the “Confirmation of Secured Obligations Agreement”), dated as of April 10, 2013, between the Issuer Subsidiary, the Issuer and Glencore AG, the parties confirmed that the Issuer Subsidiary’s obligations under the Amended Tranche E Debenture are guaranteed by the Issuer and secured by the assets of the Issuer and the Issuer Subsidiary on the same terms as the Tranche A Debenture, the Tranche B Debenture, the Tranche C Debenture and the Tranche D Debenture.

The foregoing summaries of the Standby Purchase Agreement, the Amendment No. 14 to Purchase Agreement, the Amended Tranche E Debenture and the Confirmation of Secured Obligations Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements and documents, which have been attached as Exhibits 99.38, 99.39, 99.40 and 99.41, respectively, to this Amendment No. 12 and are hereby incorporated herein by reference.

Except as set forth above and in Item 3 of the Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7 Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated April 15, 2013, between Glencore International plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D.
99.2	Purchase Agreement (incorporated by reference to Exhibit No. 99.2 to the Schedule 13D filed with the SEC on November 10, 2008).
99.3	Floating Rate Secured Debenture (incorporated by reference to Exhibit No. 99.3 to the Schedule 13D filed with the SEC on November 10, 2008).
99.4	Parent Guarantee (incorporated by reference to Exhibit No. 99.4 to the Schedule 13D filed with the SEC on November 10, 2008).
99.5	Security Agreement (incorporated by reference to Exhibit No. 99.5 to the Schedule 13D filed with the SEC on November 10, 2008).
99.6	Security Agreement (incorporated by reference to Exhibit No. 99.6 to the Schedule 13D filed with the SEC on November 10, 2008).
99.7	Pledge Agreement (incorporated by reference to Exhibit No. 99.7 to the Schedule 13D filed with the SEC on November 10, 2008).
99.8	Exchange Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.8 to the Schedule 13D filed with the SEC on November 10, 2008).
99.9	Purchase Warrant of PolyMet Mining Corp. (incorporated by reference to Exhibit No. 99.9 to the Schedule 13D filed with the SEC on November 10, 2008).
99.10	Registration Rights Agreement (incorporated by reference to Exhibit No. 99.10 to the Schedule 13D filed with the SEC on November 10, 2008).
99.11	Amendment No. 1 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.11 to the Schedule 13D/A filed with the SEC on December 24, 2008).
99.12	Amendment No. 2 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.12 to the Schedule 13D/A filed with the SEC on December 24, 2008).
99.13	Amendment No. 3 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.13 to the Schedule 13D/A filed with the SEC on December 24, 2008).
99.14	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.14 to the Schedule 13D/A filed with the SEC on December 24, 2008).
99.15	Amendment No. 4 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.15 to the Schedule 13D/A filed with the SEC on June 22, 2009).
99.16	Amendment No. 5 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.16 to the Schedule 13D/A filed with the SEC on June 22, 2009).
99.17	Amendment No. 6 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.17 to the Schedule 13D/A filed with the SEC on June 22, 2009).
99.18	Amendment No. 7 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.18 to the Schedule 13D/A filed with the SEC on June 22, 2009).

99.19	Amendment No. 8 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.19 to the Schedule 13D/A filed with the SEC on June 22, 2009).
99.20	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.20 to the Schedule 13D/A filed with the SEC on June 22, 2009).
99.21	Amendment No. 9 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.21 to the Schedule 13D/A filed with the SEC on September 4, 2009).
99.22	Floating Rate Secured Debenture, due September 30, 2011 (incorporated by reference to Exhibit No. 99.22 to the Schedule 13D/A filed with the SEC on September 4, 2009).
99.23	Amendment No. 10 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.23 to the Schedule 13D/A filed with the SEC on November 3, 2009).
99.24	Amendment No. 11 relating to the Purchase Agreement (incorporated by reference to Exhibit No. 99.24 to the Schedule 13D/A filed with the SEC on November 23, 2009).
99.25	Subscription Agreement (incorporated by reference to Exhibit No. 99.25 to the Schedule 13D/A filed with the SEC on November 23, 2009).
99.26	Subscription Agreement (incorporated by reference to Exhibit No. 99.26 to the Schedule 13D/A filed with the SEC on November 23, 2009).
99.27	Amendment and Waiver Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.27 to the Schedule 13D/A filed with the SEC on November 15, 2010).
99.28	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated November 12, 2010 (incorporated by reference to Exhibit No. 99.28 to the Schedule 13D/A filed with the SEC on November 15, 2010).
99.29	Registration Rights Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.29 to the Schedule 13D/A filed with the SEC on November 15, 2010).
99.30	Subscription Agreement, dated as of November 12, 2010, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.30 to the Schedule 13D/A filed with the SEC on November 15, 2010).
99.31	Waiver, dated as of July 14, 2011, from Glencore AG (incorporated by reference to Exhibit No. 31 to the Schedule 13D/A filed with the SEC on July 15, 2011).
99.32	Share Purchase Agreement, dated as of July 14, 2011, by and between Cliffs Erie L.L.C. and Glencore AG (incorporated by reference to Exhibit No. 32 to the Schedule 13D/A filed with the SEC on July 15, 2011).

99.33	Subscription Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.33 to the Schedule 13D/A filed with the SEC on December 6, 2011).
99.34	Non-Transferable Common Share Purchase Warrant of PolyMet Mining Corp., dated December 6, 2011 (incorporated by reference to Exhibit No. 99.34 to the Schedule 13D/A filed with the SEC on December 6, 2011).
99.35	Amendment and Waiver Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.35 to the Schedule 13D/A filed with the SEC on December 6, 2011).
99.36	Amended and Restated Exchange Warrant of PolyMet Mining Corp (incorporated by reference to Exhibit No. 99.36 to the Schedule 13D/A filed with the SEC on December 6, 2011).
99.37	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated as of November 30, 2011, by and between PolyMet Mining Corp. and Glencore AG (incorporated by reference to Exhibit No. 99.37 to the Schedule 13D/A filed with the SEC on December 6, 2011).
99.38	Standby Purchase Agreement, dated as of April 10, 2013, by and between PolyMet Mining Corp. and Glencore AG.
99.39	Amendment No. 14 Relating to Purchase Agreement, dated as of April 10, 2013, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG.
99.40	Fixed Rate Secured Debenture, due no later than May 1, 2014.
99.41	Confirmation of Secured Obligations Agreement, dated as of April 10, 2013, by Poly Met Mining, Inc., PolyMet Mining Corp. and Glencore AG.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2013

Glencore AG

By:	/s/ Wendelin Mueller
Name:	Wendelin Mueller
Title:	Officer

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer

Glencore International AG

By:	/s/ Richard Marshall
Name:	Richard Marshall
Title:	Officer

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer

Glencore International plc

By:	/s/ Steven Kalmin
Name:	Steven Kalmin
Title:	Director

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore International plc, Glencore International AG and Glencore AG.  Each executive officer of each of Glencore International plc, Glencore International AG and Glencore AG is also a director of such company.  Where no business address is given for a director, and such director’s principal employer is Glencore International plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore International plc:

Name	Principal Occupation	Business address	Share Ownership
Simon Murray (Citizen of United Kingdom)	Chairman, General Enterprise Management Services Ltd.	GEMS General Enterprise Management Services Ltd. 3601 Cheung Kong Center 2 Queen's Road Central Hong Kong
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Anthony Hayward (Citizen of United Kingdom)	Senior Independent Non-Executive Director.	Genel Energy 31 St. James’s Place London SW1A 1NR United Kingdom
Peter Coates (Citizen of Australia)	Chairman, Santos Ltd.	Santos Level 31, The Chifley Tower, 2 Chifley Square Sydney 2000 Australia
Leonhard Fischer (Citizen of Germany)	Chief Executive Officer, RHJ International S.A.	RHJ International Bahnhofstrasse 69a Zuerich 8001 Switzerland
William Macaulay (Citizen of USA)	Chairman and Chief Executive Officer, First Reserve Corporation.	First Reserve Corporation One Lafayette Place Greenwich, CT 06830 USA
Li Ning (Citizen of United Kingdom)	Executive Director, Henderson Land Development Co. Ltd. and Hong Kong Ferry (Holdings) Company Ltd.	Henderson Land Development Co. Ltd. & Hong Kong Ferry (Holdings) Co. Ltd. 71/F - 76/F, Two International Finance Center 8 Finance Street Central Hong Kong

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant

Directors of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership
Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer
Steven F. Kalmin (Citizen of Australia)	Chief Financial Officer
Andreas P. Hubmann (Citizen of Switzerland)	Accountant
Aristotelis Mistakidis (Citizen of the United Kingdom)	Co-director zinc/copper/lead